The First Western Funds Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 26, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the "Trust")
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are filing this response letter to clarify the status of the Trust's preliminary proxy statement filed on December 22, 2014.  We received comments from Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the "Commission") on the preliminary copy of the proxy materials.  Ms. Dubey provided, on behalf of the Commission, several comments on the Trust's proposal regarding the approval of a new investment advisory agreement between First Capital Management Company (the "Adviser") and the Trust, on behalf of the First Western Fixed Income Fund and the First Western Short Duration Bond Fund.  Following the receipt of comments from the Commission, the Trust learned that the anticipated change of control at the Adviser was in question so management decided to delay any further actions with the preliminary proxy.  Eventually, the transaction that would have resulted in a change of control of the Adviser was terminated and thus the need for approval of a new investment advisory agreement was no longer required.  However, the Trust intends to file a revised preliminary proxy statement with the Commission this week that will contain two proposals.  The first proposal, election of trustees, was included in the proxy materials filed on December 22, 2014.  We do note one change to proposal 1 from the initial filing; Mr. Scott MacKillop has been added to the slate of independent trustee nominees.  The second proposal, which was not included in the December 22, 2014 filing, involves a request to shareholders of each Fund to approve a change to its fundamental investment restriction regarding industry concentration.  Both proposals will be discussed in detail in the revised preliminary proxy statement and we expect the Commission to provide comments as deemed necessary during its review of the filing.

In closing, we apologize for the delayed response to your comments on our December 22, 2014.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary